

February 21, 2012

Via E-mail

Michael Foster
General Counsel
Tronox Incorporated
3301 N.W. 150th Street
Oklahoma City, OK 73134

> **Re:** **Tronox Limited**
> **Tronox Incorporated**
> **Amendment No.1 to Registration Statement on Form S-4**
> **Filed February 7, 2012**
> **File No. 333-178835**

Dear Mr. Foster:

We have reviewed your registration statement and have the following comments.

General

1. In response to comment two in our letter dated January 26, 2012, you stated that you revised your disclosure to include the financial projections that Exxaro provided to the company's financial advisors. We are unable to locate your revisions in this regard nor does it appear that you have provided us supplemental copies of the financial projections. Please advise.

2. We note that the company announced that it has entered into a new $700 million term facility with Goldman Sachs and Deutche Bank as joint bookrunners (refer to the Rule 425 communication dated February 9, 2012). Please update the applicable sections of the prospectus accordingly. In addition, please tell us what consideration you have given to filing the executed agreements as exhibits to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.

3. We note your "Enterprise Valuation" disclosure on page F-9 to the notes to financial statements. Please explain the role that the independent financial advisor played in the determination of the enterprise value and identify the party who rendered the determination. To the extent that the enterprise values represent the conclusions of an independent financial advisor, please name the advisor in the filing and file its consent as an exhibit to the registration statement in accordance with Rule 436 under the Securities Act.

Prospectus Cover Page

4.   We note that the aggregate number of Class A Shares to be issued by Tronox
        Limited differs from the figure identified in the Calculation of Registration Fee
        table. Please explain the difference in the share numbers or revise your disclosure
        to make them consistent. Further revise your disclosure to identify the total
        amount of Exchangeable Shares to be issued by Tronox Incorporated. Refer to
        comment nine in our letter dated January 26, 2012.

Summary, page14

Mineral Sands Operations, page 15

5.   Refer to comment 13 in our letter dated January 26, 2012. Exxaro's market share
        information provided in Tab 1 of the supplemental third party industry data does
        not correspond with your disclosure stating that Exxaro has 10% of global
        titanium feedstock production and 20% of global zircon production. Please
        explain the difference in the values presented and revise your disclosure as
        appropriate.

Summary Historical and Pro Forma Financial Data, page 25

6.   We appreciate the considerations outlined in your response to comment 19 in our
        letter dated January 26, 2012. However, it is inappropriate to combine statement
        of operations data for the periods before and after your emergence from
        bankruptcy and the application of fresh start accounting due to the change in basis
        in the financial statements. Also, net income presented for the nine months
        ending September 30, 2011, of $806.6 million is not indicative of future results
        due to the $660 million gain on the predecessor's income statement included in
        reorganization expense. Please revise your presentation of selected financial data
        and any similar combined presentations in the filing accordingly.

Material U.S. Federal Income Tax Consequences of the Transaction, page 33

7.   We note your revised disclosure here and throughout the prospectus in response to
        comment 24 in our letter dated January 26, 2012. We note that counsel continues
        to use phrases such as "generally" and "should not be a taxable event." To the
        extent you retain disclosure that reflects a degree of uncertainty as to material tax
        consequences, please explain why counsel cannot give a "will" opinion by
        describing the degree of uncertainty and the related risks to the investors.   In
        addition, please revise the first paragraph of the tax discussion on page 266 to
        state that the discussion of material U.S. federal tax consequences represents the
        opinion of counsel, rather than in the opinion of counsel the disclosure
        "describes" the material U.S. federal tax consequences.

General Factors Affecting the Results of Continuing Operations, page 144

8.   We have read your response to comment 51 in our letter dated January 26, 2012 and the disclosure on page 144. Please revise to quantify the impact to your financial results of the other events described in the last three bullets on page 145 and provide quantified discussion of the potential future impact where material and practicable.

Combined Interim Results of Operations, page 148

9.   We have read your response to comment 54 in our letter dated January 26, 2012 and the disclosure on page 156. You disclose on page 156 that the gain of $5.3 million relates to recognizing the cumulative translation adjustment upon the liquidation of certain European financing and holding companies that were previously set up by Kerr-McGee and that were transferred to Tronox Incorporated when it spun off from Kerr-McGee. It appears that, if the gain consists of only the cumulative translation adjustment, you were able to recover your entire investment in these companies. Please explain.

Exxaro Mineral Sands Management's Discussion and Analysis of Financial Condition and Results of Operations, page 178

Recent Developments, page 180
Recapitalization of Exxaro TSA Sands, page 182

10.   Please revise your disclosure to explain how the recapitalization of Exxaro TSA Sands will "rationalize [Tronox Limited] corporate and organization structure to ensure that [it] and its subsidiaries are appropriately capitalized following the completion of the Transaction." In addition, please tell us if this recapitalization transaction has affected the corporate structure illustrated on page 22 of the filing.

Results of Operations, page 187

11.   We have read your response to comment 62 in our letter dated January 26, 2012 and the disclosure on page 193. Please revise to discuss the nature of "year-on-year movements in inventory," and specifically how the increase in inventory results in a corresponding decrease of other operating expenses.

Indebtedness and Contractual Obligations, page 200

12.   Please clarify whether Exxaro's obligation to ensure that Exxaro Mineral Sands remains a going concern will terminate following the completion of the Transaction pursuant to which Exxaro Mineral Sands will no longer be a wholly-owned subsidiary of Exxaro. In addition, please explain whether the purchase by

Tronox Limited of 74% of Exxaro's loan (refer to "Exxaro Shareholder Loan" disclosure on page 200) would have any impact on these parties' obligations to ensure Exxaro Mineral Stands' financial viability.

Management, page 205

13.   With respect to Mr. Greenwell's business experience, please identify the positions held by him during the April 2011 – January 2012 period.

Summary Compensation Table, page 220

14.   We cannot locate a supplemental response or revisions responsive to comment 71 in our letter dated January 26, 2012. Please advise.

The Transaction, page 242

General Description of the Transaction, page 242

15.   We note your response to comment 75 in our letter dated January 26, 2012. Please incorporate your response in an appropriate section of the filing. To the extent that the Loan Accounts comprise a portion of, or the entire loan Tronox Limited will purchase from Exxaro, please revise your disclosure to provide a meaningful description of this arrangement. In this regard, we note that several provisions of the Transaction Agreement related to the Loan Accounts will be subject to amendment.

16.   It appears that following the consummation of the Second Merger, Tronox Corporation will become a subsidiary of TUSH (as the term is defined in Recital D of the draft amended and restated Transaction Agreement). Please tell us supplementally why this aspect of the Transaction is not reflected in your disclosure or in the corporate chart on page 22 of the filing.

Background of the Transaction, page 244

17.   Please revise your disclosure to incorporate your response to comment 79 in our letter dated January 26, 2012.

18.   We note your disclosure in response to comment 81 in our letter dated January 26, 2012. Please further revise to eliminate conclusory statements that do not fully address the reasons why the board determined that none of the other alternatives to a transaction with Exxaro were reasonably likely to present superior opportunities for the company. In light of your disclosure that as early as April 2010 the parties contemplated "some form of business combination which would involve the contribution by Exxaro of its mineral sands business […] in exchange

for ownership interest in the reorganized Tronox Incorporated," please provide a more detailed discussion of the board's analysis of the strategic alternatives, none of which the board deemed superior to a transaction with Exxaro.

<u>Tronox Incorporated's Reasons for the Transaction; Recommendation of the Tronox Incorporated Board of Directors, page 249</u>

19.   We note that you have revised your "Flexible Capital Structure…" disclosure in response to comment 27 in our letter dated January 26, 2012. Please explain the meaning of the term "limited incremental debt," given that you recently entered into a $700 million new term facility in order to facilitate completion of the Transaction. In addition, please expand your disclosure at the end of the paragraph to provide quantifiable metrics for your statement that the Transaction will be accretive to the shareholders.

<u>Additional Interests of Tronox Incorporated Executive Officers and Directors in the Transaction, page 263</u>

20.   We note your response to comment 96 in our letter dated January 26, 2012. Please provide individualized disclosure of the interests that Tronox executive officers and the directors will receive as a result of the Transaction. Your disclosure in this respect should correspond to your discussion of this topic on page 29.

<u>Material Australian Tax Consequences of the Transaction, page 273</u>

21.   Please provide an opinion of counsel with respect to the material Australian tax consequences of the Transaction, or otherwise explain to us why an opinion is not required pursuant to Item 601(b)(8) of Regulation S-K.

<u>Australian Tax Consequences to U.S. Holders Who Hold Class A Shares, page 274</u>

22.   Please define or explain the meaning of the terms "unfranked" and "party-franked" dividends.

<u>Other Rights, page 295</u>

23.   Please expand your disclosure to briefly describe the nature of the registration rights attached to the Class B Shares and when they become exercisable.

Tronox September 30, 2011 Financial Statements

Note 18 – Contingencies, page F-32

24.   We have read your response to comment 106 in our letter dated January 26, 2012 and your disclosure on page F-33. Since you state your list of triggering events is not limited to the seven you have presented, it is not clear why you then state, "Other than the matters included in the table above, the Company is not aware of any other trigger events that would give rise to a liability." Furthermore, the probability criterion in ASC paragraph 450-20-25-2 may be met when commencement of litigation or assertion of a claim <u>is probable</u>, not just after a claim has been received. See paragraph 410-30-25-4. It is not clear how your list of triggering events contemplates this guidance. Please confirm you assess the probability of loss at your sites in instances other than the seven specific triggering events and revise your disclosure to clarify. Furthermore, please confirm you are disclosing material contingencies when there is <u>a possibility</u> that a loss or additional loss has been incurred regardless of whether one of the seven triggering events have occurred and revise the disclosure to clarify.

25.   We note the disclosure removed from this footnote in response to our prior comment remains on pages 82 and F-91. Please address our prior comment 106 and clarify the specific reasons an estimate cannot be made for your material contingencies where an estimate of possible loss or additional loss has not been provided.

Tronox December 31, 2010 Financial Statements

4. Significant Accounting Policies, page F-52

Basis of Presentation, page F-52

26.   We have read your response to comment 107 in our letter dated January 26, 2012. Please tell us the specific accounting literature you relied on for the proportional consolidation of the Tiwest Joint Venture and explain how it complies with ASC paragraph 810-10-45-14. Clarify whether the activities of the Tiwest Joint Venture are limited to the extraction of minerals, as opposed to related activities such as refining, marketing and transporting the extracted mineral resources or provide the alternative guidance that supports the proportional consolidation.

Self-Insurance, page F-55

27.   We have read your response to comment 108 in our letter dated January 26, 2012. Please revise your disclosure to clarify, if true, that you have made no accrual for general or unspecified business risks or explain how you are in compliance with ASC Topic 450-20-25-8.

Exxaro June 30, 2011 Financial Statements

11. Events after the reporting period, page F-125

28.   We have read your response to comment 109 in our letter dated January 26, 2012 and your revised disclosure related thereto. On page 182, you state that Exxaro TSA Sands (Pty) Ltd authorized the issue of the ordinary share to Exxaro for a cash payment of R1,800 million ($222.5 million). Please tell us whether actual cash was transferred, and revise your filing to disclose the source of funds for the cash payment.

        You may contact Jenn Do, Staff Accountant, at (202) 551-3743 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3397 with any other questions.

                                        Sincerely,

                                        /s/ Jay Ingram

                                        Jay Ingram
                                        Legal Branch Chief

cc: Via E-mail
        Daniel E. Wolf, Esq.
        Christian O. Nagler, Esq.
        Claire Sheng, Esq.
        Kirkland & Ellis LLP